Edwards Angell Palmer & Dodge LLP
One North Clematis Street
Suite 400
West Palm Beach, FL  33401

December 29, 2009

VIA EDGAR

H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, DC  20549-0405

Dear Mr. Owings:

On behalf of our client, Consolidated Water Co. Ltd. (the “Company”), we hereby advise you that it is the Company’s intention to respond to your letter of December 18, 2009 by no later than January 15, 2010.

If the staff has any questions regarding this letter, please do not hesitate to contact me at 561-820-0212.

Sincerely,

/s/ Leslie J. Croland

Leslie J. Croland